                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___ )*


                                 Powertel, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   73936 C109
             -------------------------------------------------------
                                 (CUSIP Number)

                                 Alan R. Bender
             Executive Vice President, General Counsel and Secretary
                        VoiceStream Wireless Corporation
                             3650 131st Avenue, S.E.
                               Bellevue, WA 98006
                                 (425) 653-4600
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications

                                 August 26, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box . [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------------------
CUSIP NO. 73936 C109                         SCHEDULE 13D
--------------------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         VoiceStream Wireless Corporation
         91-1983600
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]

                                                               (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions) N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

NUMBER OF SHARES                               N/A
                                         ---------------------------------------
BENEFICIALLY                             8     SHARED VOTING POWER

OWNED BY                                       N/A
                                         ---------------------------------------
EACH                                     9     SOLE DISPOSITIVE POWER

REPORTING                                      N/A
                                         ---------------------------------------
PERSON WITH                              10    SHARED DISPOSITIVE POWER

                                               N/A
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         N/A
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         N/A
--------------------------------------------------------------------------------



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

--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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

ITEM 1. SECURITY AND ISSUER

         This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock (the "Common Shares") of Powertel, Inc., a Delaware corporation (the "Company"), par value $0.01. The address of the principal executive office of the Company is 1239 O.G. Skinner Drive, West Point, Georgia 31833.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by VoiceStream Wireless Corporation, a Delaware corporation ("VoiceStream"). VoiceStream's business address is 3650 131st Avenue, SE, Bellevue, Washington 98006. VoiceStream is principally engaged in the provision of wireless telecommunications services and activities related thereto.

         The name, business address, citizenship and principal occupation or employment of each director or executive officer of VoiceStream (each, a "Disclosed Party" and collectively, the "Disclosed Parties"), are set forth on
Schedule I hereto and are incorporated herein by reference.

         During the last five years, neither VoiceStream nor, to the knowledge of VoiceStream, any Disclosed Party, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

         On August 26, 2000, VoiceStream entered into a definitive merger agreement (the "Merger Agreement") with the Company providing for the merger of the Company with a subsidiary of VoiceStream, with the Company surviving (the "Merger"). If the Merger is consummated, the Company will become a wholly-owned subsidiary of VoiceStream, and holders of Company common and preferred stock will receive VoiceStream common shares at a conversion ratio ranging from .65 if the average closing price of VoiceStream common stock is $130.77 or above and
 .75 if the average closing price of VoiceStream common stock if $113.33 or below. Between these two points the ratio adjusts to yield $85 in VoiceStream common stock for each share of Company common stock equivalent. The average closing price of VoiceStream common stock will be based on an average of 10 randomly selected trading days during the 20 day period ending 5 trading days prior to the closing. The conversion ratios are subject to certain adjustments. The Merger Agreement, Exhibit 1 hereto, is incorporated herein by reference.



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

         As previously announced, VoiceStream and Deutsche Telekom AG ("DT") have entered into a merger agreement pursuant to which DT has agreed to acquire VoiceStream. To facilitate the combination of the three companies, DT and the Company have entered into a separate definitive agreement for DT to acquire the Company and for the Company shareholders to receive 2.6353 DT shares for each share of Company common stock, subject to certain adjustments. The DT/Company acquisition is expected to close immediately after the DT/VoiceStream acquisition closes. The VoiceStream/Company merger will not close if the DT/VoiceStream merger is consummated. Thus, Company shareholders will receive DT shares unless the merger between VoiceStream and DT is terminated.

         The consummation of the Merger is subject to the satisfaction of several closing conditions, including, without limitation: (i) the termination of the merger agreement between VoiceStream and DT dated July 23, 2000, as amended and restated on September 28, 2000; (ii) approval and adoption of the Merger by the stockholders of the Company; (iii) receipt of necessary regulatory approvals, including those of the Federal Communications Commission; (iv) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (v) registration of the shares of VoiceStream to be issued in the Merger under the Securities Act of 1933; and (vi) the approval for listing of such shares on the Nasdaq.

         As a condition to VoiceStream's agreeing to enter into the Merger Agreement, certain stockholders of the Company (the "Stockholders") have entered into Stockholder Agreements with VoiceStream, dated as of August 26, 2000 (collectively, the "Stockholders Agreements"), pursuant to which the Stockholders have agreed to vote their shares in the Company in favor of the Merger Agreement and the Merger and have agreed to vote against, and not to consent to, any Alternative Transaction (as defined in the Stockholders Agreements) or the liquidation or winding up of the Company and not to transfer any of their shares in the Company, in each case for periods specified in the Stockholders Agreement. The Stockholders Agreements, Exhibits 2 to 6 hereto, are incorporated herein by reference.

The preceding summary of certain provisions of the Merger Agreement and the Stockholders Agreements, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, which are incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Pursuant to the Stockholders Agreements, the Stockholders have agreed to vote their shares in the Company in favor of the Merger and the Merger Agreement and have agreed to vote against, and not consent to, any Alternative Transaction or the liquidation or winding up of the Company. The shares of the company subject to the Stockholders Agreements currently represent more than 50% of the aggregate number of Common Shares and certain Common Share equivalents expected to vote on the Merger as a separate class, and all outstanding shares of preferred stock of the Company.



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

VoiceStream hereby disclaims beneficial ownership of the outstanding shares owned by the Stockholders that are subject to the Stockholders Agreements. To the best of VoiceStream's knowledge, no Disclosed Party beneficially owns any Common Shares, except that Sonera Corporation ("Sonera") owns 100,000 shares of the Company's Series A Preferred Stock that are currently convertible into 4,626,744 Common Shares. Kaj-Erik Relander, the VoiceStream director designated by Sonera, may be deemed to beneficially own the Common Shares beneficially owned by Sonera. Mr. Relander disclaims beneficial ownership of these shares.

         (c) Except for the Agreements described in Item 4, there have been no transactions in Common Shares by VoiceStream or, to the best knowledge of VoiceStream, any Disclosed Party during the past 60 days.

         (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On May 30, 2000, Sonera Holding B.V., a wholly owned subsidiary of Sonera ("Sonera Holding") entered into a stock purchase agreement with the Company whereby Sonera Holding agreed to purchase approximately $125 million worth of Common Shares at $71.80 per share, subject to the closing of the formation of Eliska Wireless Ventures I, Inc. ("Eliska Ventures"). The closing of the formation of Eliska Ventures is subject to the receipt of regulatory approvals, the closing of the acquisition of substantially all of the assets of DiGiPH PCS, Inc. by Eliska Ventures and the satisfaction of certain other closing conditions. In connection with the formation of Eliska Ventures, the Company also entered into a put agreement with Sonera Holding. Pursuant to the put agreement, from October 1, 2001 until June 30, 2002, Sonera Holding may sell all of its interest in Eliska Ventures to the Company in exchange for 1,044,568 Common Shares. The stock purchase agreement and the put agreement, exhibits 7 and 8 hereto, are incorporated herein by reference.

         Except as set forth in Items 4, 5 or 6, neither VoiceStream nor, to the best knowledge of VoiceStream any Disclosed Party, has any contracts, arrangements, understandings or relationships with respect to the securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
------   -----------
1.       Agreement and Plan of Merger, dated as of August 26, 2000, between
         VoiceStream and the Company, incorporated by reference herein from
         Exhibit 2.1 to VoiceStream's Current Report on Form 8-K, as filed on
         August 31, 2000. Annexes and similar attachments to this Exhibit have not been filed; upon request, VoiceStream will furnish supplementally to the Commission a copy of any omitted annex or attachment.

2.       Stockholder Agreement among VoiceStream Wireless Corporation, Donald W.
         Burton, The Burton Partnership, L.P., The Burton Partnership (QP) L.P.,
         South Atlantic Venture Fund II, L.P., South Atlantic Venture Fund III,
         L.P., South Atlantic Private Equity Fund IV, L.P. and South Atlantic
         Private Equity Fund IV (QP), L.P., dated as of August 26, 2000.

3.       Stockholder Agreement between VoiceStream Wireless Corporation and
         American Water Works Company, dated as of August 26, 2000.

4.       Stockholder Agreement between VoiceStream Wireless Corporation and
         SCANA Communications Holdings, Inc., dated as of August 26, 2000.

5.       Stockholder Agreement among VoiceStream Wireless Corporation, ITC
         Holding Company, Inc., ITC Service Company and ITC Wireless Inc., dated as of August 26, 2000.

6.       Stockholder Agreement among VoiceStream Wireless Corporation, Sonera
         Corporation and Sonera Holding, B.V., dated as of August 26, 2000.

7.       Stock Purchase Agreement dated May 30, 2000, between Powertel, Inc. and
         Sonera Holding B.V., incorporated by reference herein from Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on June 16, 2000.

8.       Put Agreement dated May 30, 2000, between Sonera Holding B.V. and
         Powertel, Inc., incorporated by reference herein from Exhibit 10.3 to the Company's Current Report on Form 8-K, as filed on June 16, 2000.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       VOICESTREAM WIRELESS CORPORATION



Date:  October 10, 2000                By: Alan R. Bender
                                           -------------------------------------
                                           Name: Alan R. Bender
                                           Title: Executive Vice President,
                                                  General Counsel and Secretary



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

                                                                      Schedule I

         INFORMATION FOR DIRECTORS AND EXECUTIVE OFFICERS OF VOICESTREAM

         The following table sets forth the name, business address, citizenship and principal occupation or employment of each director or executive officer of VoiceStream. For each person listed, the number of shares with respect to which such person or entity has sole voting power, shared voting power and beneficially owns is none. Except as otherwise indicated, each such person is a citizen of the United States. Except as otherwise indicated, the principal occupation of each such person is his or her affiliation with VoiceStream Wireless Corporation.

VS = VoiceStream Wireless Corporation, 3650 131st Avenue S.E., Bellevue, WA
90086
WWC = Western Wireless Corporation, 3650 131st Avenue S.E., Bellevue, WA
90086
HWL = Hutchison Whampoa Limited, 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong

Name and Business Address         Principal Occupation or Employment
-------------------------         ----------------------------------
John W. Stanton                   Chairman, Director and Chief Executive Officer
VoiceStream Wireless
Corporation of VS and
WWC 3650 131st Avenue S.E.
Bellevue, WA 98006

Robert R. Stapleton               President and Director of VS
VoiceStream Wireless Corporation
3650 131st Avenue S.E.
Bellevue, WA 98006

Douglas G. Smith                  Vice Chairman and Director of VS
Avance Capital 6200 Brookside
Drive Chevy Chase, MD 20815

Donald Guthrie                    Vice Chairman and Director of VS
VoiceStream Wireless Corporation  Vice Chairman of WWC
3650 131st Avenue S.E.
Bellevue, WA 98006

Cregg B. Baumbaugh                Executive Vice President - Finance, Strategy
VoiceStream Wireless Corporation  and Development of VS
3650 131st Avenue S.E.
Bellevue, WA 98006

Alan R. Bender                    Executive Vice President, General Counsel and
VoiceStream Wireless Corporation  Secretary of VS
3650 131st Avenue S.E.
Bellevue, WA 98006



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


Robert P. Dotson                  Senior Vice President - Marketing and Sales
VoiceStream Wireless Corporation  of VS
3650 131st Avenue S.E.
Bellevue, WA 98006

Timothy R. Wong                   Senior Vice President - Engineering of VS
VoiceStream Wireless Corporation
3650 131st Avenue S.E.
Bellevue, WA 98006

Patricia L. Miller                Vice President, Controller and Principal
VoiceStream Wireless Corporation  Accounting Officer of VS
3650 131st Avenue S.E.
Bellevue, WA 98006

Mitchell R. Cohen                 Managing Director, Hellman & Friedman LLC
Hellman & Friedman LLC            One Maritime Plaza
One Maritime Plaza                12th Floor
12th Floor                        San Francisco, CA 94111
San Francisco, CA 94111

Daniel J. Evans                   Chairman, Daniel J. Evans Associates
Daniel J. Evans Associates        1111 3rd Ave
1111 3rd Ave                      Suite 3400
Suite 3400                        Seattle, WA 98101
Seattle, WA 98101

Richard L. Fields                 Managing Director and Executive Vice-
Allen & Company Incorporated      President, Allen & Company Incorporated
711 Fifth Avenue                  711 Fifth Avenue
New York, NY 10022                New York, NY 10022

Canning Fok                       Director, HWL
Hutchison Whampoa Limited
22nd Floor, Hutchison House
10 Harcourt Road
Hong Kong

Jonathan M. Nelson                General Partner, Providence Ventures L.P.
Providence Ventures L.P.          Managing Director, Providence Equity Partners
50 Kennedy Plaza, Ninth Floor     III LLC
Providence, RI 02903              50 Kennedy Plaza, Ninth Floor
                                  Providence, RI 02903

Terence M. O'Toole                Managing Director, Goldman, Sachs & Co.
Goldman, Sachs & Co.              85 Broad Street
85 Broad Street                   New York, New York 10004
New York, New York 10004

James N. Perry, Jr.               Managing Director, Madison Dearborn Partners,
Madison Dearborn Partners, Inc.   Inc.
Three First National Plaza,       Three First National Plaza, Suite 3800
Suite 3800 Chicago, IL 60602      Chicago, IL 60602



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

James J. Ross                     Independent Venture Capitalist
C/o Becker Ross Stone DeStefano
& Klein
317 Madison Avenue, Suite 1410
New York, NY 10017

Hans Snook                        Chief Executive Officer,
Orange Plc                        Orange Plc
50 George Street                  50 George Street
W1H 5RF                           W1H 5RF
United Kingdom                    United Kingdom

Susan M.F. Woo Chow               Deputy Group Managing Director and Executive
Hutchison Whampoa Limited         Director of HWL
22nd Floor, Hutchison House
10 Harcourt Road
Hong Kong

Frank J. Sixt                     Group Finance Director and Executive
Hutchison Whampoa Limited         Director of HWL
22nd Floor, Hutchison House
10 Harcourt Road
Hong Kong

Kaj-Erik Relander                 Executive Vice President, Sonera Corporation
Sonera Corporation                Executive Vice President, Sonera Holding, B.V.
P.O. Box 106                      P.O. Box 106
FIN-00051-TELE                    FIN-00051-TELE
Teollisuuskatu 15, Helsinki       Teollisuuskatu 15, Helsinki
Finland                           Finland


All of the above executive officers and directors are citizens of the United States except Canning Fok, who is a citizen of Great Britain, Hans Snook and Frank J. Sixt, who are citizens of Canada, Susan M.F. Woo Chow, who is a citizen of Hong Kong, and Kaj-Erik Relander, who is a citizen of Finland.



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EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
------   -----------
1.       Agreement and Plan of Merger, dated as of August 26, 2000, between
         VoiceStream and the Company, incorporated by reference herein from
         Exhibit 2.1 to VoiceStream's Current Report on Form 8-K, as filed on
         August 31, 2000. Annexes and similar attachments to this Exhibit have not been filed; upon request, VoiceStream will furnish supplementally to the Commission a copy of any omitted annex or attachment.

2.       Stockholder Agreement among VoiceStream Wireless Corporation, Donald W.
         Burton, The Burton Partnership, L.P., The Burton Partnership (QP) L.P.,
         South Atlantic Venture Fund II, L.P., South Atlantic Venture Fund III,
         L.P., South Atlantic Private Equity Fund IV, L.P. and South Atlantic
         Private Equity Fund IV (QP), L.P., dated as of August 26, 2000.

3.       Stockholder Agreement between VoiceStream Wireless Corporation and
         American Water Works Company, dated as of August 26, 2000.

4.       Stockholder Agreement between VoiceStream Wireless Corporation and
         SCANA Communications Holdings, Inc., dated as of August 26, 2000.

5.       Stockholder Agreement among VoiceStream Wireless Corporation, ITC
         Holding Company, Inc., ITC Service Company and ITC Wireless Inc., dated as of August 26, 2000.

6.       Stockholder Agreement among VoiceStream Wireless Corporation, Sonera
         Corporation and Sonera Holding, B.V., dated as of August 26, 2000.

7.       Stock Purchase Agreement dated May 30, 2000, between Powertel, Inc. and
         Sonera Holding B.V., incorporated by reference herein from Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on June 16, 2000.

8.       Put Agreement dated May 30, 2000, between Sonera Holding B.V. and
         Powertel, Inc., incorporated by reference herein from Exhibit 10.3 to the Company's Current Report on Form 8-K, as filed on June 16, 2000.

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